Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Central Fund Appoints Special Committee to Make Recommendations Regarding a Meeting Requisition from Holders of Class A Non-Voting Shares

June 22, 2015

Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) today announced that it has formed a Special Committee of independent directors to review and evaluate the merits of a requisition of a meeting of Class A non-voting shareholders received from Sprott Asset Management LP on behalf of certain Class A shareholders. The Special Committee is tasked with making recommendations to the Board of Directors of Central Fund about the appropriate actions to be taken in response to the requisition. The receipt of the requisition was announced by press release of Central Fund on June 18, 2015.

The members of the Special Committee are Glenn C. Fox, Bruce D. Heagle and Michael A. Parente.

It is anticipated that the Special Committee will retain an independent legal advisor to provide advice to the Committee.

The Board will provide an update to shareholders of Central Fund once it has received advice and recommendations from the Special Committee.

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At June 22, 2015, the Class A shares of Central Fund were backed 99.6% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878